UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-39750

DOCEBO INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

366 Adelaide St. West

Suite 701

Toronto, Ontario, Canada M5V 1R7

(800) 681-4601

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-251046) and the registrant’s Registration Statement on Form S-8 (File No. 333-251417).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	News Release of Docebo Inc., dated January 20, 2021, titled “Docebo Announces Secondary Public Offering in the United States and Canada”

99.2	News Release of Docebo Inc., dated January 20, 2021, titled “Docebo Announces Preliminary Fourth Quarter 2020 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Docebo Inc.

Date:	January 20, 2021	By:	/s/ Ian Kidson
			Name:	Ian Kidson
			Title:	Chief Financial Officer